[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 17, 2014

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathryn McHale

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC 20549

Re:	Triumph Bancorp, Inc.

Registration Statement on Form S-1

Filed September 19, 2014

File No. 333-198838

Dear Ms. McHale:

On behalf of Triumph Bancorp, Inc., a Texas corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 2, 2014 (the “Comment Letter”) relating to the above-referenced registration statement (the “Registration Statement”). The Company is concurrently filing an amendment to the Registration Statement (“Amendment No. 1”) via EDGAR, and five courtesy copies of Amendment No. 1 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All page references in the responses set forth below refer to pages of Amendment No. 1.

Registration Statement on Form S-1 filed on September 19, 2014

General

1.	We note your response to comment two in our letter dated September 4, 2014 and reissue in part. Please revise your filing to include all information that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933.

Ms. Kathryn McHale

October 17, 2014

Response: The Company acknowledges the Staff’s comment and will provide the information left blank that is not permitted to be excluded pursuant to Rule 430A as promptly as practicable in a subsequent filing.

Security Ownership of Beneficial Owners and Management, page 132

2.	We note your response to comment ten in our letter dated September 4, 2014 and reissue in part. Revise footnotes (2) and (3) to disclose the natural person or persons who have or share voting or investment power for each beneficial owner.

Response: In response to the Staff’s comment, page 134 of Amendment No. 1 has been revised.

Exhibit Index

3.	We note your response to comment thirteen in our letter dated September 4, 2014 and note several exhibits remain outstanding. Please continue to file your outstanding exhibits to allow adequate time for staff review.

Response: The Company acknowledges the Staff’s comment and has filed certain additional exhibits with Amendment No. 1 and intends to file all remaining exhibits as soon as practicable.

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If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1396 or Marshall P. Shaffer of Wachtell, Lipton, Rosen & Katz at (212) 403-1368.

Very truly yours,

/s/ Mark F. Veblen

Mark F. Veblen

Enclosure

cc:	Aaron P. Graft (Triumph Bancorp, Inc.)

Adam D. Nelson (Triumph Bancorp, Inc.)

Michael G. Keeley (Hunton & Williams LLP)